U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549



                             FORM 10-SB-A2

         Second Amended Registration Statement on Form 10-SB-A2


           GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                             BUSINESS ISSUERS


                      COMPUTER AUTOMATION SYSTEMS, INC.
                      ---------------------------------
       (Name of Small Business Issuer as specified in its charter)



           NEVADA                                     75-2749166
           ------                                     ----------
(State or other jurisdiction of                (I.R.S. incorporation or
        organization)                              Employer I.D. No.)


                     1825 East Plano Parkway, Suite #200
                             Plano, TX 75074
                     -----------------------------------
               (Address of Principal Executive Office)


Issuer's Telephone Number, including Area Code:  (972) 578-3128

 Securities registered pursuant to Section 12(b) of the Exchange  Act:

                         None

 Securities registered pursuant to Section 12(g) of the Exchange  Act:

                 $0.001 par value common stock
                 -----------------------------
                        Title of Class

DOCUMENTS INCORPORATED BY REFERENCE: None.

                                  PART I

Item 1.  Description of Business.
---------------------------------

Business Development.
---------------------

          Computer Automation Systems, Inc. ("CASI" or the "Company") was organized under the laws of the State of Utah on July 16, 1981, under the name "Intercontinental Strategic Minerals, Inc." The Company was formed to acquire and invest in mining properties. The endeavors were unsuccessful, and the Company ceased operations in 1983.

         The Company was dormant until it changed its domicile to the State of Nevada by merging with a newly formed Nevada subsidiary under the same name, "Intercontinental Strategic Minerals, Inc.," in March, 1998. In connection with this change of domicile, the Company effected a one for 20 reverse split of its outstanding securities, while retaining the authorized capital and par value, with appropriate adjustments to the capital accounts of the Company. This reverse split is reflected in all computations below, unless indicated otherwise.

          On July 24, 1998, the Articles of Incorporation were amended to change the name of the Company to "Computer Automation Systems, Inc."

         Effective July 28, 1998, the Company acquired all of the outstanding common stock of Computer Automation Systems, Inc., a Texas corporation ("CASI Texas"), pursuant to an Agreement and Plan of Reorganization (the "CASI Texas Plan")in exchange for 6,400,000 shares of $0.001 par value "restricted securities" (common stock)of the Company. This transaction may be described as a reverse purchase acquisition. Michael E. Cherry, the Company's President and one of its directors, was the principal stockholder and the President of CASI Texas, owning approximately 67% of the outstanding pre-CASI Texas Plan securities, and received 4,256,000 shares of the "restricted securities" issued under the CASI Texas Plan. Mr. Cherry currently owns approximately 51% of the Company's outstanding voting securities. Sylvia McCollum and Sandra Cobb were the other two stockholders of CASI Texas, and each received 912,000 shares of the "restricted securities" issued under the CASI Texas Plan; each presently owns approximately 11% of the Company's outstanding voting securities. In addition, James T. Williams, James Twedt and Frank Neukomm each received 106,667 "unregistered" and "restricted" shares of the Company's common stock in consideration of services rendered to CASI Texas prior to and during the acquisition process. Messrs. Williams and Twedt are former directors and executive officers of the Company and Mr. Neukomm has been a director since October 22, 1999. See Part I, Item 4.

          CASI Texas was incorporated under the laws of the State of Texas on February 13, 1998, for the purpose of designing and manufacturing custom rack mount and industrial computer applications for the telecommunications and other high technology industries. "Rack mount" literally means installation or mounting in a rack or metal frame of standard dimension numerous pieces of diverse equipment which are interconnected to make a systems perform any variety of functions. The Company succeeded to these business operations, which are described in detail under the heading "Business" of this Item, Part I, Item 1.

          Copies of the initial Articles of Incorporation of the Company filed in the State of Utah; the Articles of Incorporation of the Nevada subsidiary into which the Company merged to change its domicile to Nevada; the Articles of Merger respecting the change of domicile; the Articles of Amendment to change the name of the Company to "Computer Automated Systems, Inc."; the Bylaws of the Company; and the CASI Texas Plan were attached as exhibits to the Company's Registration Statement on Form 10-SB, filed with the Securities and Exchange Commission on September 22, 1999, and are incorporated herein by reference. See Part III, Item 1.

          This Registration Statement is being filed on a voluntary basis in an attempt to maintain the Company's quotations on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"). See the heading "Effects of Existing or Probable Governmental Regulations," Part I,
Item 1.

Business.
---------

     General
     -------

         The Company designs and manufactures custom rack mount and industrial computer applications for the telecommunications and other industries. The Company has in-house engineering to provide quick, customized and innovative responses to customer specifications and requirements.

          CASI is first provided with a set of requirements for a custom application by a customer. Its engineering staff then completes a design specification which includes hardware configuration and software control programming. In some cases, prototypes are assembled for customer approval. Once customer approval is received, the design specifications and bill of materials, together with a purchase order, are delivered to Control Manufacturing Co., Inc.("Control Manufacturing"), a custom assembly and manufacturing facility co-located with the Company at its Plano, Texas, facilities; these facilities are leased from Control Manufacturing.

          Control Manufacturing sources the materials, assembles the hardware and delivers the product to CASI for software installation and testing prior to delivery to the customer. Control Manufacturing bills CASI for its services when the hardware is complete; the cost of the materials is borne by Control Manufacturing until the product is delivered and billed to the customer.

         The principals of Control Manufacturing, Sylvia McCollum and Sandra Cobb, are also principal stockholders of the Company and were former stockholders of CASI Texas, and Ms. McCollum has been a director of the Company since October 22, 1999; however, the Company believes the cost of services performed by Control Manufacturing is equal to or less than could be obtained from other sources. Reference to this arrangement can also be found in the audited financial statements of the Company for the years ended December 31, 1998 and 1997, specifically, in Notes 4 and 7. Information regarding the share holdings of Ms. McCollum and Ms. Cobb can be found in Part 1, Item 4.

         The Company specializes in the development of National Equipment Building Standards("NEBS") certified, Sun microprocessor based, fault tolerant systems for the telecommunications industry. NEBS is a set of telecommunication industry standards to guide manufacturers of equipment designed for use in telephone applications.

         CASI offers a full line of rack mountable chassis and systems with embedded Intel PC's. The Company also offers a line of ruggedized or notebook computers manufactured for operation under harsh environmental conditions for industrial, military and hazardous environment applications. The full line of CASI's standard and customizable products may be viewed at www.casi1.com ("casi" followed by the numeral "1"), and include various sized rack mount chassis, disk expansion chassis, integral monitor chassis, wall mount enclosures, industrial table top enclosures, large and small industrial towers, rack mount keyboards, monitor/keyboard/mouse switches, modular and expansion rack cabinets and rack mount monitors. See the heading "Principal Products and Services" of this Item, Part I, Item 1.

          The Company also owns the manufacturing, design and intellectual property rights to the "Naked Mini Computer" product line originally manufactured by Computer Automation, Inc. Revenues from the Naked Mini Computer are less than one percent of the Company's gross revenues. These computers are durable, reliable and fault tolerant or capable of continuous function through extreme conditions like electrical spikes (i.e., temporary delivery of alternating current above 120 volts) and software "glitches."
They have the ability to "reboot" without interruption in functions, which is very important in the processing industry, but operate with a proprietary software architecture. Today, CASI is a source for repair and upgrades of the installed base of Naked Mini Computer systems, which still number in the thousands worldwide. It also owns and designs other intellectual property related to the Naked Mini Computers. Michael E. Cherry was formerly employed by Computer Automation, Inc., a now defunct entity which manufactured these computers.

     Systems Integration
     -------------------

          The Company is also a systems integrator specializing in creating custom process control systems for unique customer applications. A systems integrator is one who takes components from multiple, unrelated suppliers and assembles (i.e., integrates) them into a new system that performs a function or functions not possible from any individual component. CASI is currently providing a database management system for Alcatel Network Systems, Inc. ("Alcatel") which interfaces with a network switch controller to change switch functions, alter switch activities and report on the functioning and environment of the switch system. A "switch" is a telephone or Internet (voice or data or both) device which is central to the delivery of a call or data packet by routing them from point of origin to point of termination; this is "switching." All telecommunications traffic is routed through one or more switches. Alcatel makes switch controllers which it sells to AT&T. CASI makes a database management system for Alcatel which is the interface with the switch controller. The system which CASI created for Alcatel is embedded in systems being installed by AT&T.

          CASI is a true integrator in that it will design hardware, software, components, enclosures and even colors to match a customer's specifications. There is a trend by large manufacturers to out source system engineering and assembly. CASI is actively targeting the outsourcing market. For companies wishing to out source, CASI takes total responsibility for systems, providing "one stop shop" convenience. The system engineering and software design are created by CASI to customer specifications. Manufacturing and assembly of diverse parts from multiple suppliers are delivered as one piece in a custom enclosure, with CASI providing the technical specification documents and warranty. CASI also takes responsibility to inform its clients on obsolescence, appropriate upgrades and trends which might effect the client's custom application, and thereby it can effectively be the engineering department for the customer.

    CASI intends to retain the services of one or more manufacturers representatives on an interim basis to penetrate the outsourcing market while it develops an in house direct sales force.

    Any type of process control from automobile manufacturing to agricultural processing is a potential user of a CASI designed system, but because of the relative ease and minimal capital cost of addressing the telecommunications market, this is market where CASI is concentrating its efforts this year. Among companies to which CASI is promoting its services are Telefon L.M.Ericsson, A.B., a Swedish telecommunications equipment manufacturer ("Ericsson"); Intervoice, a telecommunications equipment manufacturer; and Texas Instruments. Sun microprocessors are primarily utilized in this line of business.

E-Commerce
----------

     The Company is in the process of upgrading its web site, www.casil.com, to provide for interactive e-commerce. A comprehensive, new product line will be showcased and customers will be able to configure systems and order online. The upgrade of the content and design of the web site was completed in early October, 1999. To support the web e-commerce activity, the Company will be hiring an inside sales and customer service person to provide quick responses to inquiries for quotations and questions about CASI's capabilities. The base product line to be available on the web site is an inexpensive, rack mount computer line designed to sell for approximately $1,500 or less and address customer "bread and butter applications. While the Company has an appropriate mark up on these items, the primary benefit that CASI will enjoy from this product line is the establishment of relationships with new customers. CASI intends to assign an engineer/account manager to new accounts to develop opportunities for custom development and CASI's value added services.

     Starting in November of 1999, CASI began advertising in the Thomas Register. The Thomas Register is a comprehensive catalog resource of electronic manufacturers and suppliers. CASI will have a banner advertisement on each page of the industrial computer section directing interested parties to its web site. CASI will also be listed in its source book.

Risk Factors.

-------------

          In any business venture, there are substantial risks specific to the particular enterprise which cannot be ascertained in total until the business is underway. However, at a minimum, the Company's present and proposed business operations will be highly speculative and will be subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.

          Limited Assets; No Immediate Source of Revenue.
          -----------------------------------------------

          The Company's revenues may be insufficient to fund expansion of its business operations; the Company can provide no assurance that its business prospects will produce material revenues adequate for the Company to continue its present or proposed operations; or that its current and intended business operations will be profitable. See the heading "Plan of Operation"of the caption "Management's Discussions and Analysis or Plan of Operation," Part I,
Item 2.

          Limited Funds Available for Operating Expenses.
          -----------------------------------------------

          The Company currently has limited operating capital or cash resources. Substantial funding necessary to meet the Company's anticipated expansion may be needed, though during the next 12 months the Company anticipates financing its current operations from present revenues and cash flow. The Company's ability to raise debt or equity funding from non-affiliated sources will be severely limited by reason of its lack of historical operations, limited assets and the limited public market for its common stock. See the heading "Plan of Operation" of the caption "Management's Discussion and Analysis or Plan of Operation," Part I, Item 2, regarding the Company's current and intended operations; and the caption "Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters,"
Part II, Item 1, respecting the limited market for the Company's common stock.

          No "Established Trading Market" for Common Stock.
          -------------------------------------------------

          The Company's common stock was quoted on the OTC Bulletin Board of the NASD until approximately October 7, 1999. The shares are currently quoted on the "Pink Sheets" of the National Quotation Bureau, LLC. There is currently no "established trading market" for its common stock and there can be no assurance that any such market will ever develop or be maintained.

          The Company's removal from the OTC Bulletin Board has impeded the development of an "established trading market" in its common stock because the "Pink Sheets" market is not as accepted by most brokers/dealers in securities as the OTC Bulletin Board, and a broker/dealer must subscribe to this service to use it. As a result, sales of such stock will be more difficult and expensive.

          Upon the effectiveness of this Registration Statement and the clearance of all Securities and Exchange Commission comments, the Company will, as soon as practicable, file for quotations on the OTC Bulletin Board. However, no assurance can be given that the NASD will allow the quotations of the Company's common stock to be reinstated on the OTC Bulletin Board.

          Stock Market Volatility.
          ------------------------

          Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant adverse effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop. See the caption "Market for Common Equity and Related Stockholder Matters," Part II, Item 1. Sales of "restricted securities" under Rule 144 may also have an adverse effect on any market that may develop in the Company's common stock, due to the possibility that the supply of these shares will significantly exceed the demand for such shares in the market. See the caption "Recent Sales of Unregistered Securities," Part II, Item 4, for information regarding the number of shares which may be available for sale under Rule 144 by present stockholders of the Company.

          Competition.
          ------------

          The Company expects competition to persist, intensify and increase in the future. Present competition includes almost every firm which designs and manufactures custom computer applications, and the industry is growing every day. Systems integration and e-commerce will result in even greater competition.

          Almost all of the Company's current and potential competitors have longer operating histories, larger installed customer bases, longer relationships with clients and significantly greater financial, technical, marketing and public relation resources than the Company and could decide at any time to increase their resource commitments to the Company's target market. Competition from these competitors could make the Company unable to generate or maintain enough clients to make a profit.

          In addition, the Company's ability to generate clients will depend to a significant degree on the quality of its products and services and its reputation among its clients and potential clients, compared with the quality of its services provided by, and the reputations of, the Company's competitors. To the extent the Company loses clients to its competitors because of dissatisfaction with the Company's services or its reputation is adversely affected for any other reason, it may be unable to produce sufficient operating revenue to stay in business.

          Low Barriers to Entry.
          ----------------------

          There are relatively low barriers to entry into the Company's business. Because firms such as the Company rely on the skill of their personnel and the quality of their client service, they have no patented technology that would preclude or inhibit competitors from entering their markets. The Company is likely to face additional competition from new entrants into the market in the future. There can be no assurance that existing or future competitors will not develop or offer services that provide significant performance, price, creative or other advantages over those offered by the Company, which could attract existing and potential customers away from the Company and may make it unable to operate profitably.

          Rapid Technology Change.
          ------------------------

          The market for computer products and services is characterized by rapid technological change, changes in user and client requirements and preferences, frequent new product and service introductions embodying new processes and technologies and evolving industry standards and practices that could render the Company's intended service practices and methodologies obsolete. Failure to keep pace with these changes could result in the loss of customers or the inability to attract and retain customers, either of which developments could make the Company unable to operate at a profit.

          Potential Liability to Clients.
          -------------------------------

          Many of the Company's intended operations involve the development, implementation and maintenance of applications that are critical to the operations of their clients' businesses. Our failure or inability to meet a client's expectations in the performance of our products or services could injure the Company's business reputation or result in a claim for substantial damages, regardless of its responsibility for such failure. In addition, the Company possesses technologies and content that may include confidential or proprietary client information. Although the Company will implement policies to prevent such client information from being disclosed to unauthorized parties or used inappropriately, any such unauthorized disclosure or use could result in a claim for substantial damages.

          The Company will attempt to limit contractually its damages arising from negligent acts, errors, mistakes or omissions in rendering professional services; however, there can be no assurance that any contractual protections will be enforceable in all instances or would otherwise protect the Company from liability for damages. The successful assertion of one or more large claims against the Company that are uninsured, exceed available insurance coverage, if any, or result in changes to any insurance policies the Company may obtain, including premium increases or the imposition of a large deductible or co-insurance requirements, could result in significant costs to the Company and may make it unable to operate profitably.

          Future Capital Needs; Uncertainty of Additional Financing.
          ----------------------------------------------------------

          The Company currently does have the available cash resources and credit facilities sufficient to meet its presently anticipated working capital and capital expenditure requirements for this year. However, the Company's future liquidity and capital requirements will depend upon numerous factors, including the success of its product and service offerings and competing technological and market developments. The Company will be required to raise additional funds through public or private financing, strategic relationships or other arrangements, particularly as its acquisition strategy matures. There can be no assurance that such additional funding, if needed, will be available on terms acceptable to the Company, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants, which may limit the Company's operating flexibility with respect to certain business matters. Strategic arrangements, if necessary to raise additional funds, may require the Company to relinquish its rights to certain of its products or selected business opportunities.

          If adequate funds are not available on acceptable terms, the Company may be unable to develop or enhance its services and products, take advantage of future opportunities or respond to competitive pressures.

          Government Regulation and Legal Uncertainties.
          ----------------------------------------------

          The Company is not currently subject to direct governmental regulation, other than the securities laws and the regulations thereunder applicable to all publicly owned companies, and laws and regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is likely that a number of laws and regulations may be adopted at the local, state, national and international levels with respect to the Internet covering issues such as user privacy, freedom of expression, pricing of products and services, taxation, advertising, intellectual property rights, information security or the convergence of traditional communication services with Internet communications. The adoption of any such laws or regulations may decrease growth of the Internet, which could in turn decrease the demand for the Company's products or services or increase the cost of doing business, either of which may make it more difficult for the Company to operate at a profit.

          Further, the applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel and personal property is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Changes to such laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace which could reduce demand for the Company's products or services or increase the cost of doing business as a result of litigation expenses or increased service delivery costs.

Year 2000
---------

         Nearly all primary computer products and components utilized by the Company are purchased from Sun or Intel. The Company has sent "Year 2000" compliance questionnaires to these suppliers and to its other suppliers, such as sheet metal and circuitboard manufacturers and disk drive and power supply manufacturers and has received confirmation from all that their products are Year 2000 compliant. In addition, the Company has conducted tests on its internal personal computers and has determined that all of its computer systems and applications are Year 2000 compliant.

         The Company can give no assurance that third parties with whom it does business, such as banks and utilities, will ensure Year 2000 compliance in a timely manner or that, if they do not, their computer systems will not have an adverse effect on the Company. However, the Company does not believe that Year 2000 compliance issues of such third parties will result in a material adverse effect on its financial condition or results of operations.

Status of any Publicly Announced New Product or Service.
--------------------------------------------------------

     New Products
     ------------

          "U" or "Unit," is an industry standard measurement of the vertical space in a rack, equaling 1 3/4 inches. A rack mountable PC 1 3/4 inches high is said to be "1U." Space in racks is at a premium, and smaller is more desirable than larger.

          CASI is designing a "1UPC" chassis which will provide an inexpensive gateway for Internet service providers ("ISP"). CASI's research has determined that it can deliver more features in a smaller space (1U) than any currently available product being delivered for this purpose. This product is currently in three test locations.

     Web Sales
     ---------

          The upgrade of CASI's web site, www.casi1.com, will consist of two stages. The first stage consisted of a complete listing of product offerings for commercial and telecommunications applications, and was completed in October, 1999. Stage two will follow with the implementation of interactive e-commerce features which will automate sales inquiries, system configurations, quotations and order placement. The Company is presently working on stage two.

Principal Products and Services.
--------------------------------

          For a discussion of the Company's principal products and services, see the heading "General" of Part I, Item 1 of this Registration Statement.

Distribution Methods of the Products or Services.
-------------------------------------------------

          Presently, the Company contacts potential customers directly, attends trade shows and utilizes customer referrals.

          The Company is in the process of upgrading its web site, www.casil.com to provide for interactive e-commerce. A comprehensive, new product line will be showcased and customers will be able to configure systems and order online. To support the web e-commerce activity, the Company will be hiring an inside sales and customer service person to provide quick responses to inquiries for quotations and questions about CASI's capabilities. CASI also intends to assign an engineer/account manager to new accounts to develop opportunities for custom development and CASI's value added services to its web site.

          In November, 1999, CASI began advertising in the Thomas Register. The Thomas Register is a comprehensive catalog resource of electronic manufacturers and suppliers. CASI will have a banner advertisement on each page of the industrial computer section directing interested parties to its web site. CASI will also be listed in its source book.

          With respect to its Systems Integration, CASI intends to retain the services of one or more manufacturers representatives on an interim basis to penetrate the outsourcing market while it develops an in house direct sales force.

Competitive Business Conditions.
--------------------------------

         There are numerous manufacturers and vendors of industrial rack mount computers, but the Company manufactures custom applications for customers specific needs. See the heading "Risk Factors" of the heading "Business,"
Part I, Item 1, specifically, the risk factor "Competition; Low Barriers to Entry."

Sources and Availability of Raw Materials and Names of Principal
Suppliers.
----------

          There is ample supply of all products, components and related materials necessary for the conduct of the Company's present and proposed business operations, and no shortfalls of supplies are anticipated which would have any adverse effect on the present or intended business operations of the Company. Most products and components are purchased directly from Sun or Intel or their distributors.

Dependence on One or a Few Major Customers.
-------------------------------------------

          The Company's largest single account is Alcatel, a subsidiary of a diversified French telecommunications manufacturer, Alcatel, S.A. CASI is currently providing a database management system for Alcatel which interfaces with a network switch controller to change switch functions, alter switch activities and report on the functioning and environment of the switch system.

          A "switch" is a telephone or Internet (voice or data or both) device which is central to the delivery of a call or data packet by routing them from point of origin to point of termination; this is "switching." All telecommunications traffic is routed through one or more switches. Alcatel makes switch controllers and CASI makes a database management system for Alcatel which is the interface with the switch controller.

          The Company and Alcatel have entered into a Purchase Agreement, dated July 1, 1999, which provides for the Company to supply Alcatel's manufacturing requirements with respect to its database management system. Alcatel places orders under the Purchase Agreement based on its projected needs. The Purchase Agreement runs through December 31, 2002.

          Alcatel has represented approximately 95% of CASI's 1999 revenues, and it anticipates a projects increase of approximately 25% from current levels over the next 12 months. This is based on a manufacturing forecast delivered to the Company by Alcatel. This forecast is Alcatel's method of keeping its suppliers prepared for Alcatel's requirements. The Company generated approximately $619,000 or 67% of its revenues from business done with Alcatel during the year ended December 31, 1998.

          The loss of revenues associated with the services provided to Alcatel would have a substantial adverse effect on the Company and its present and future prospects.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty
Agreements or Labor Contracts.
------------------------------

          The Company owns the intellectual property rights to the "Naked Mini Computer," which are of an undetermined value and duration, because the Company does not know how many of these computers are still in existence, nor how long they will continue in existence. The Company has valued these intellectual property rights at $0 due to their age and the Company's lack of a cost basis in them. For a discussion of the Naked Mini Computer, see the heading "General" under the caption "Business" of this Registration Statement.

Need for any Governmental Approval of Principal Products or
Services.
---------

          None presently; however, see the heading "Risk Factors" of the heading "Business," Part I, Item 1, specifically, the risk factor "Government Regulation and Legal Uncertainties."

Effect of Existing or Probable Governmental Regulations on
Business.
---------

          The integrated disclosure system for small business issuers adopted by the Securities and Exchange Commission in Release No. 34-30968 and effective as of August 13, 1992, substantially modified the information and financial requirements of a "Small Business Issuer," defined to be an issuer that has revenues of less than $25 million; is a U.S. or Canadian issuer; is not an investment company; and if a majority-owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer's outstanding securities held by non-affiliates) of $25 million or more.

          The Securities and Exchange Commission, state securities commissions and the North American Securities Administrators Association, Inc. ("NASAA") have expressed an interest in adopting policies that will streamline the registration process and make it easier for a small business issuer to have access to the public capital markets.

          Also, see the heading "Risk Factors" of the heading "Business," Part I, Item 1, specifically, the risk factor "Government Regulation and Legal Uncertainties."

Research and Development.
-------------------------

          The Company expended $214,945 during the year ended December 31, 1998, on research and development. The majority of these funds were expended for the system currently being sold to Alcatel, or software development to drive this system.

Cost and Effects of Compliance with Environmental Laws.
-------------------------------------------------------

          None; not applicable.

Number of Employees.
--------------------

          The Company has four employees.

 Item 2.  Management's Discussion and Analysis or Plan of Operation.
--------------------------------------------------------------------

Plan of Operation.
------------------

          The Company intends to concentrate on satisfying the demands of its major customer, Alcatel, during the next 12 months. Once the details of systems assembly, delivery and installation are at acceptable levels, the Company will expand both its product line and customer base for similar and ancillary applications.

          The Company anticipates increased revenues for the next 12 months from four areas: growth in sales to existing customers; new product introductions; sales over the Internet; and from its upgraded web site and advertising in the Thomas Register. Each of these items is discussed in more detail below.

          Research , development and design costs of the product currently being delivered to Alcatel have been fully amortized, and CASI expects a better gross profit margin on this account going forward than it has experienced in the past. See the heading "Dependence on One or a Few Major Customers" of Part I, Item 1 of this Registration Statement.

          CASI is designing a "1UPC" chassis which will provide an inexpensive gateway for Internet service providers ("ISP"). CASI's research has determined that it can deliver more features in a smaller space (1U) than any currently available product being delivered for this purpose. This is based on the Company's review of product specifications of competitive products.

          The upgrade of CASI's web site, www.casi1.com, will consist of two stages. The first stage consisted of a complete listing of product offerings for commercial and telecommunications applications, and was completed in October, 1999. Stage two will follow with the implementation of interactive e-commerce features which will automate sales inquiries, system configurations, quotations and order placement. The Company is currently working on the second stage.

          In November of 1999, CASI began advertising in the Thomas Register. The Thomas Register is a comprehensive catalog resource of electronic manufacturers and suppliers. CASI will have a banner advertisement on each page of the industrial computer section directing interested parties to its web site. CASI will also be listed in its source book

          CASI expects revenues to increase from a variety of market actions with current customers, from new product introductions to e-commerce to advertising. This expectation is based on Alcatel's manufacturing forecast for the calendar year ended December 31, 2000. The new product research and development costs have been paid from current cash flow and charged as an expense against current income; accordingly, CASI anticipates generating solid profits from its ongoing activities.

          The Company has no major purchases planned for the next 12 months, but it does expect to increase its personnel levels in engineering, sales and sales support and administration. Cash provided from operations is believed to be sufficient to fund these increases.

          The Company has outstanding warrants with an exercise price of $750,000 which may provide the Company with additional working capital, but these warrants are presently "out of the market." See the heading "Warrants" of the caption "Description of Securities," Part 1, Item 8.

          Further, manufacturing costs of components are borne by the Company's subcontractors until products are delivered to CASI for testing and delivery to customers; as a result, any increased sales volume does not result in a corresponding increase in working capital.

Results of Operations.
---------------------

          The Company had revenues of $922,708 during the year ended December 31, 1998; there were no operations in fiscal 1997, and CASI Texas, which was organized on February 13, 1998, was acquired by the Company on July 28, 1998. Sixty-seven percent, or $619,000 of these revenues were attributable to operations with Alcatel. The balance of these revenues were generated from sales to a variety of small customers and from the repair of existing Naked Mini Computers. The Company experienced a gross profit of $271,078 on these revenues, before deduction of general and administrative expenses of $268,656. Principal general and administrative expenses included payroll expenses ($106,901.83); contracted services ($84,711.22); and advertising ($15,115).

         The contracted services were for an outside engineer that helped design the system being sold to Alcatel, and the advertising expenses were paid to an outside product sales consultant. Both of these relationships have terminated and the Company does not expect to incur significant consultant expenses in the foreseeable future. Fees payable to the Thomas Register will be approximately $20,000 per year, starting in calendar year 2000.

          The Company also incurred research and development expenses of $214,945 during the period from inception on February 13, 1998, through December 31, 1998. The majority of these funds were spent for the system currently being sold to Alcatel, or software development to drive this system. Taking into account a current year income tax provision of ($66,134), the Company experienced a net loss of ($146,389) or $0.03 per share.

          The Company had a tax loss carryforward of $200,525 at December 31, 1998. It is providing and reserving for the tax obligation exceeding this carryforward amount as appropriate.

          During the three months ended September 30, 1999, revenues were $1,302,000, resulting in a gross profit of $473,000, before deduction of general and administrative expenses of $178,000. Principal general and administrative expenses during this period were payroll expenses ($68,000) and outside services ($66,000). The Company did not incur any material research and development expenses during this period and management does not believe that material amounts will be expended on research and development in the foreseeable future, because the expenses incurred during the period from inception through December 31, 1998, were sufficient to achieve product approval by Alcatel. During the three months ended September 30, 1999, the Company received net income of $207,000. Management believes that its cash on hand at December 31, 1999, will be sufficient to pay its income tax liabilities for the year.

          During the three months ended September 30, 1998, revenues were $73,000, resulting in gross profit of $18,000 before deduction of general and administrative expenses of $56,000. Contracted services of $45,000 were the majority of these expenses. During the three months ended September 30, 1998, the Company incurred a net loss of ($38,000).

          In calendar 1999, management expects sales to Alcatel to represent over 95% of revenues. The Company does not anticipate any significant revenue from internet sales or from advertising in the Thomas Register in that period.

Liquidity.
---------
          As of September 30, 1999, the Company had cash assets of $279,046, compared with $16,079 at December 31, 1998. During the first six months of fiscal 1999, the Company raised $215,000 from the sale of Units consisting of common stock and warrants pursuant to Regulation D, Rule 504 of the Securities and Exchange Commission. See the caption "Recent Sales of Unregistered Securities," Part II, Item 4.

          During the calendar year ended December 31, 1998, the Company had a net increase in cash in the amount of $16,079. This resulted principally from sales of common stock for $101,000 cash and a $41,130 loan from a stockholder. During the nine months ended September 30, 1999, the Company had a net increase in cash of $262,967, which resulted principally from sales of securities totaling $214,466.

          Management does not believe that SFAS No's 131 and 133 regarding segment reporting and derivatives, respectively, will have any impact on the Company's financial condition and operations.

Item 3.  Description of Property.
---------------------------------

          The Company leases 2,000 square feet of office and light industrial space at 1825 East Plano Parkway, Suite #200, Plano, TX 75074, on a month to month basis, at a monthly rent of $1,505; total rent for these facilities in 1998 was $6,020, which was accrued at December 31, 1998, and paid in May, 1999. These facilities are leased from Control Manufacturing, the owners of which are stockholders of the Company; however, management believes the lease terms for these facilities are fair and reasonable, and are at rates comparable to similar facilities in the areas where the Company conducts its business operations. Messrs. McCollum and Cobb are the "affiliated" stockholders who own Control Manufacturing; see Part I, Item 4, for information concerning their stock ownership in the Company.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

Security Ownership of Certain Beneficial Owners.
------------------------------------------------

          The following table sets forth the share holdings of those persons who own more than five percent of the Company's common stock as of the date of this Registration Statement, assuming 8,333,334 shares are outstanding:


                      Number of Shares           Percentage
Name and Address     Beneficially Owned           of Class
----------------     ------------------           --------

Michael E. Cherry          4,256,000                51.0%
1825 E. Plano Parkway
Suite 200
Plano, Texas 75074

Sandra Cobb                  912,000                10.9%
1825 E. Plano Parkway
Suite 200
Plano, Texas 75074

Sylvia McCollum              912,000                10.9%
1825 E. Plano Parkway
Suite 200
Plano, Texas 75074


  TOTAL                    6,080,000                72.8%


Security Ownership of Management.
---------------------------------

          The following table sets forth the share holdings of the Company's directors and executive officers as of the date of this Registration Statement, assuming 8,333,334 shares are outstanding:

                          Number of Shares       Percentage of
Name and Address          Beneficially Owned         of Class
----------------          ------------------      -------------
[S]                        [C]                    [C]
Michael E. Cherry          4,256,000                    51.0%
1825 E. Plano Parkway
Suite 200
Plano, Texas 75074

William T. Criswell           -0-                        -0-
2756 Fairwood Avenue
Carrollton, Texas 75006

Connie Cherry                 -0- (1)                    -0-
815 Autumn Ridge Drive
McKinney, Texas 75070

Chris Poinsatte               -0-                        -0-
3924 Peter Pan
Dallas, Texas 75229

Sylvia McCollum              912,000                    10.9%
1825 E. Plano Parkway
Suite 200
Plano, Texas 75074

Frank Neukomm                121,401                     1.5%
6601 Kirby Drive
Suite 600
Houston, Texas 77005

  TOTALS               5,289,401                        63.4%


          (1) Michael E. Cherry and Connie Cherry are husband and wife. As a result, all shares beneficially owned by Mr. Cherry may also be deemed to be beneficially owned by Ms. Cherry.

Changes in Control.
-------------------

          There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
-------- -------------------------------------------------------------

Identification of Directors and Executive Officers.
---------------------------------------------------

          The following table sets forth the names of all current directors and executive officers of the Company. These persons will serve until the next annual meeting of the stockholders or until their successors are elected or appointed and qualified, or their prior resignation or termination.

                                  Date of         Date of
                    Positions    Election or     Termination
Name                  Held       Designation   or Resignation
----                  ----       -----------   --------------
Michael E. Cherry     President     7/28/98        10/22/99
                                    Director      7/28/98        10/22/99
                      CEO          10/22/99           *

William T. Criswell   Chairman     10/22/99           *
                      of the
                      Board

Connie Cherry         Secretary    10/22/99           *
                      Director     10/22/99           *

Chris Poinsatte       CFO          10/22/99           *
                      Director     10/22/99           *

Sylvia McCollum       Director     10/22/99           *

Frank Neukomm         Director     10/22/99           *

James R. Twedt        Secretary     7/28/98        10/22/99
                                    Treasurer     7/28/98        10/22/99
                      Director      7/28/98        10/22/99

James T. Williams     Director      7/28/98        10/22/99


          * These persons presently serve in the capacities indicated.

Business Experience.
--------------------

          Michael E. Cherry, Chief Executive Officer. Mr. Cherry is 43 years of age. During the previous five years, Mr. Cherry was Vice President of Cytec Corporation where he was responsible for introducing Cytec Corporation into the industrial computer marketplace. He was also responsible for sales and marketing, administration and operations. He was the President and a Director of CASI Texas from February, 1998, prior to its acquisition by the Company pursuant to the CASI Texas Plan.

         William T. Criswell, Chairman of the Board. Mr. Criswell, age 78, is a graduate of the University of Miami. Starting in Brazil in 1946, he was manager of Northern Brazil for the Winthrop Company. He later worked for IBM and AM Corporations in Brazil and Venezuela. In 1953, Mr. Criswell entered the insurance field as founder of the first health insurance program in Latin America. He entered the development business in 1960 and for the next 18 years developed and constructed numerous projects in Central America. In 1978, Mr. Criswell came to Dallas to form the Criswell Development Company with his son. He retired from the Criswell Development Company and did not return to the development business until 1992. At that time, he formed Dorchester International, Inc., a company devoted to pursuing resort developments in Mexico and the Caribbean. Mr. Criswell is currently Director of Development and Senior Vice President of Golfcraft Corporation, where he is primarily responsible for identifying municipality development opportunities and supervision of golf center developments. Mr. Criswell also serves on the Dallas Area Rapid Transit Board of Directors.

         Connie Cherry, Secretary and Director. Ms. Cherry, age 45, received a B.S. Degree in Health and Physical Education from Penn State. After her graduation, she worked for approximately five years as a surgical periodontal assistant in Dallas, Texas. She then worked as an insurance salesperson form MONY - Mutual of New York for three years. From 1981 to 1986, Ms. Cherry was sales manager for Cosmopolitan Lady Health Clubs in Dallas, Texas. She spent the next three years working in sales for Multi Market Media, which pioneered the "1-800 Dentist" national dental referral program. From 1989 through 1992, Ms. Cherry worked for Professional TV Productions, where she wrote, produced and sold TV commercials for clients such as attorneys, chiropractors, veterinarians and jewelers. From 1992 to 1995, she wrote, produced and sold TV commercials for TM Century Productions. Since then, she has been employed as Advertising Sales & Sales Manager for Power Media Group, dba "Texas Technology Magazine."

         Chris Poinsatte, Chief Financial Officer and Director. Mr. Poinsatte, age 42, is the Chief Financial Officer of Dallas Area Rapid Transit ("DART"), a $2 billion transportation agency in Dallas, Texas. Mr. Poinsatte has been at DART since 1987, and is currently responsible for the accounting, investment, debt issuance, budgeting, financial planning, strategic planning, information systems, total quality management and business process reengineering functions. Before his employment at DART, Mr. Poinsatte was Chief Financial Officer at Home Financing Specialists, Inc.; Vice President of Operations of Associates Financial Express, Inc.; Controller at Associates Corporation Diversified Services, Inc.; and Senior Auditor at Arthur Andersen, LLP. He graduated from the University of Notre Dame with a B.A. in accounting and is a Certified Public Accountant in Texas. Mr. Poinsatte also serves as the Chair of the American Public Transit Association's Financial Management Committee and is a founding member and Chair of the Transit Finance Learning Exchange.

         Sylvia McCollum, Director. Ms. McCollum is 58 years of age. She has been the President of Control Manufacturing Co., Inc., of Plano, Texas, since 1977. Control Manufacturing is an electronics subcontractor that assembles and delivers product for the Company. Prior to her involvement with Control Manufacturing, Ms. McCollum was Director of Materials for International Computer Products, Inc., a company specializing in peripherals for the computer industry.

         Frank Neukomm, Director. Mr. Neukomm, age 50, has been President of FirstChoice Communications, Inc., since 1994. FirstChoice provides investment banking services to the telecommunications and high-tech industries. Mr. Neukomm has been in the telecommunications business for over 20 years and is a former marketing executive of Southwestern Bell.

Significant Employees.
----------------------

          The Company has no significant employees who are not executive officers.

Family Relationships.
---------------------

              Michael Cherry and Connie Cherry are husband and wife. Other than this relationship, there are no family relationships among the directors or executive officers of the Company.

Involvement in Certain Legal Proceedings.
-----------------------------------------

          During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

            (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

            (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

            (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

            (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.
--------------------------------

          The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                        SUMMARY COMPENSATION TABLE

                           Long Term Compensation

                    Annual Compensation   Awards  Payouts

(a)             (b)   (c)   (d)   (e)   (f)   (g)   (h)    (i)

                                              Secur-
                                              ities        All
Name and   Year or               Other  Rest- Under- LTIP  Other
Principal  Period   Salary Bonus Annual rictedlying  Pay- Comp-
Position   Ended      ($)   ($)  Compen-Stock Optionsouts ensat'n
-----------------------------------------------------------------
Michael E.
Cherry,     12/31/98 $44,000  0     0     0      0    0   0
CEO          6/30/99 $22,000  0     0     0      0    0   0

William T.  12/31/98    0     0     0     0      0    0   0
Criswell,    6/30/99    0     0     0     0      0    0   0
Chairman

Connie      12/31/98    0     0     0     0      0    0   0
Cherry,      6/30/99    0     0     0     0      0    0   0
Secretary
and Director

Chris       12/31/98    0     0     0     0      0    0   0
Poinsatte,   6/30/99    0     0     0     0      0    0   0
CFO and
Director

Sylvia      12/31/98    0     0     0     0      0    0   0
McCollum,    6/30/99    0     0     0     0      0    0   0
Director

Frank       12/31/98    0     0     0     0      0    0   0
Neukomm,     6/30/99    0     0     0     0      0    0   0
Director

James R.
Twedt,      12/31/98    0     0     0     0      0     0   $6,941
Former       6/30/99    0     0     0     0      0     0   0
Sec/Treas/
Director

James T.
Williams    12/31/98    0     0     0     0      0     0   0
Former       6/30/99    0     0     0     0      0     0   0
Director


          No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the calendar years ended December 31, 1998, or the period ended June 30, 1999. Further, no member of the Company's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

Compensation of Directors.
--------------------------

          There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
-------------

          There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

          There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company and any director, executive officer, five percent stockholder or associate of any of these persons, except the CASI Texas Plan (see Part I, Item 1, and Part II, Item 4) and the lease of the Company's principal executive offices (see Part I, Item 3).

Item 8.  Description of Securities.
-----------------------------------

Common Stock
------------

          The Company has 15,000,000 shares of $0.001 par value common voting stock authorized; 8,333,334 shares of common stock are presently outstanding. The holders of common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

          Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of the common stock now outstanding are fully paid and non-assessable.

          There are no outstanding options or calls to purchase authorized securities of the Company; however, there are 333,334 outstanding warrants entitling the holders, for a period of twelve months, to purchase 2.25 additional shares of the Company's common stock at a purchase price of $1.00 per share.

          There is no provision in the Company's Articles of Incorporation, as amended, or By-Laws, that would delay, defer, or prevent a change in control of the Company.

Preferred Stock
---------------

          The Company is authorized to issue 5,000,000 shares of preferred stock, having a par value of $0.001 per share. The Board of Directors, by resolution and without the vote of the stockholders, may amend the Articles of Incorporation of the Company to prescribe classes, series and the number of each class or series of such preferred stock and the voting powers, designations, preferences, limitations, restrictions and the relative rights of each such class or series. No shares of preferred stock are outstanding; and the Board of Directors has not authorized the amendment of the Company's Articles of Incorporation to designate any class or series of this preferred stock.

     Warrants
     --------

          Each warrant grants the holder the right to purchase 2.25 additional shares of common stock at a price of $1.00; to issue the shares underlying these warrants under Rule 504, the warrants would have to be exercised prior to the effective date of this Registration Statement, and the Company would have to comply with the post April 6, 1999, amendments to Rule 504 of Regulation D; otherwise, the underlying securities would have to be issued as "restricted securities" under an available exemption from the registration provisions of the Securities Act of 1933, as amended, or pursuant to a registration statement filed with the Securities and Exchange Commission. Warrants are not entitled to voting, liquidation or other rights attributable to common stock holders.

                                  PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters.
--------------------------

Market Information.
-------------------

          There has never been any "established trading market" for shares of common stock of the Company. Quotation of its common stock on the OTC Bulletin Board of the NASD under the symbol "CASI" commenced December 24, 1997, as $0.01 to $0.05, and were terminated on or about October 7, 1999. The Company's shares are currently quoted on the "Pink Sheets" of the National Quotation Bureau, LLC. No assurance can be given that any market for the Company's common stock will develop or be maintained. For any market that develops for the Company's common stock, the sale of "restricted securities" (common stock) pursuant to Rule 144 of the Securities and Exchange Commission by members of management or any other person to whom any "restricted securities" may be issued in the future may have a substantial adverse impact on any public market for the Company's common stock. A minimum holding period of one year is required for resales under Rule 144, along with compliance with other pertinent provisions of the Rule, including publicly available information concerning the Company (this requirement will be satisfied by the filing and effectiveness of this Registration Statement, the passage of 90 days and the continued timely filing by the Company of all reports required to be filed by it with the Securities and Exchange Commission; limitations on the volume of "restricted securities" which can be sold in any 90 day period; the requirement of unsolicited broker's transactions; and the filing of a Notice of Sale of Form 144. For information regarding "restricted securities" issued by the Company during the past three years and the commencement date of the holding period of these securities, see the caption "Recent Sales of Unregistered Securities," Part II, Item 4.

          The following quotations were provided by the National Quotation Bureau, LLC. They represent inter-dealer prices and do not represent actual transactions; these quotations do not reflect dealer markups, markdowns or commissions.

                             STOCK QUOTATIONS*

                                               CLOSING BID

Quarter ended:                          High                Low
--------------                          ----                ---
December 31, 1997                     $0.01                 $0.01

January 2, 1998
through
March 18, 1998                        $0.01                 $0.01

March 19, 1998*
through
March 31, 1998                        $0.1875               $0.1875

April 1, 1998
through
June 30, 1998                         $0.1875               $0.125

July 1, 1998
through
September 30, 1998                    $0.125                $0.03125

October 1, 1998
through
December 31, 1998                     $0.125                $0.125

January 4, 1999
through
March 31, 1999                        $1.50                 $0.0625

April 1, 1999
through
June 30, 1999                         $2.00                 $0.125


               * Takes into account a one for 20 reverse split of the Company's common stock effected at the time of the Company's change of domicile from Utah to Nevada. See Part I, Item 1.

          Also, see the heading "Risk Factors" of the heading "Business," Part 1, Item 1, specifically the risk factor "No 'Established Trading Market' for Common Stock."

Holders.
--------

          The number of record holders of the Company's securities as of the date of this Registration Statement is approximately 127.

Dividends.
----------

          The Company has not declared any cash dividends with respect to its common stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any acquisition, reorganization or merger, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Item 2.  Legal Proceedings.
---------------------------

          The Company is not a party to any pending legal proceeding and, to the knowledge of management, no federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
---------------------

          There have been no changes in the Company's principal independent accountants during the past two fiscal years ended December 31, 1998, or to the date of this Registration Statement.

Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------

Michael Cherry (1)           4,256,000 common          7/28/98

Sylvia McCollum (1)            912,000 common          7/28/98

Sandra Cobb (1)                912,000 common          7/28/98

James T. Williams (2)          106,667 common          7/28/98

James Twedt (2)                106,667 common          7/28/98

Frank Neukomm (2)              106,667 common          7/28/98

Cicero Cinzano Ltd.             21,500 common          9/14/98

Camisado Ventures               46,480 common          9/14/98

Outback Capital Ltd.            59,759 common          9/14/98

New York New York Ltd.          59,759 common          9/14/98

29 Subscribers
under Rule 504                 333,334 common(3)       4/06/99
    offering                       333,334 Warrants(4)     4/06/99


          (1) These securities were issued to each of the former stockholders of CASI Texas pursuant to the CASI Texas Plan. See the heading "Business Development" of Part I, Item 1 of this Registration Statement.

         (2) Each of these persons received the share indicated in consideration of services rendered to CASI Texas prior to and during the CASI Texas Plan. See the heading "Business Development" of Part I, Item 1 of this Registration Statement.

              (3)  These securities are freely tradeable securities under Rule
502
    of Regulation D.

          (4) Each warrant grants the holder the right to purchase 2.25 additional shares of common stock at a price of $1.00; to issue the shares underlying these warrants under Rule 504, the warrants would have to be exercised prior to the effective date of this Registration Statement, and the Company would have to comply with the post April 6, 1999, amendments to Rule 504 of Regulation D; otherwise, the underlying securities would have to be issued as "restricted securities" under an available exemption from the registration provisions of the Securities Act of 1933, as amended, or pursuant to a registration statement filed with the Securities and Exchange Commission.

         Management believes each of the foregoing persons or entities was either an "accredited investor," or "sophisticated investor" as defined in Rule 506 of Regulation D of the Securities and Exchange Commission. Each had access to all material information regarding the Company prior to the offer, sale or issuance of these "restricted securities." The Company believes these shares were exempt from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act"), pursuant to Section 4(2) (with respect to all issuances other than issuances as part the Company's offering under Rule
504) or 3(b) thereof (with respect to the issuances under the Rule 504 offering).

Item 5.  Indemnification of Directors and Officers.
---------------------------------------------------

          Section 78.751(1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his or her corporate role. Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful."

          Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his or her actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

          To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense."

          Section 78.751 (4) of the NRS limits indemnification under Sections 78.751 (1) and 78.751(2) to situations in which either (1) the stockholders, (2)the majority of a disinterested quorum of directors, or (3) independent legal counsel determine that indemnification is proper under the circumstances.

          Pursuant to Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

          Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his or her corporate role.

                                 PART F/S

                       Index to Financial Statements
                  Report of Certified Public Accountants

Financial Statements
--------------------
Independent Auditor's Report

Balance Sheet-December 31, 1998

Statement of Operations for the Years Ended December 31, 1998
and 1997

Statement of Stockholder's Equity for the Years Ended December
31, 1998 and 1997

Statement of Cash Flows for the Years Ended December 31, 1998
and 1997

Notes to Financial Statements

Unaudited Balance Sheet - September 30, 1999

Unaudited Income Statement - September 30, 1999

                       COMPUTER AUTOMATION SYSTEMS, INC.
                                   Formerly
                   Computer Automation Systems, Inc. Texas
                      Consolidated Financial Statements
                                     and
                         Independent Auditors' Report
                              December 31, 1998

                      COMPUTER AUTOMATION SYSTEMS, INC.

                                   Formerly
                   Computer Automation Systems, Inc. Texas

                              TABLE OF CONTENTS


                                                                      Page


Independent Auditors' Report                                            1

Consolidated Balance Sheet -- December 31, 1998                         2

Consolidated Statement of Operations for the Period from
Inception (February 13, 1998) through December 31, 1998                 3

Consolidated Statement of Stockholders' Equity/(Deficit)
for the Period from Inception (February 13, 1998) through
December 31, 1998                                                       4

Consolidated Statement of Cash Flows for the Period from
Inception (February 13, 1998) through December 31, 1998                 5

Notes to Financial Statements                                     6 -- 11

                         INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Computer Automation Systems, Inc.


We have audited the accompanying consolidated balance sheet of Computer Automation Systems, Inc., formerly Computer Automation Systems, Inc., a Texas corporation, as of December 31, 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for the period from inception (February 13, 1998) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Computer Automation Systems, Inc. as of December 31, 1998, and the results of operations and cash flows for the period from inception (February 13, 1998) through December 31, 1998, in conformity with generally accepted accounting principles.


                                             /s/ Mantyla McReynolds
                                             ----------------------
                                             Mantyla McReynolds
Salt Lake City, Utah
July 10, 1999

                      COMPUTER AUTOMATION SYSTEMS, INC.

                                   Formerly
                   Computer Automation Systems, Inc. Texas
                          Consolidated Balance Sheet
                              December 31, 1998

                                    ASSETS

Current Assets:
  Cash                                                      $        16,079
  Accounts receivable (net of allowance of $11,997)                 212,047
  Other receivable                                                    4,193
  Deferred tax asset - Note 3                                        66,134
  Inventory                                                           8,848
     Total Current Assets                                           307,301

Property and Equipment - Note 6                                      56,323
Less: Accumulated depreciation                                       (9,219
      Net Property and Equipment                                     47,104

Other Assets:
   Other assets - Note 10                                             2,944
         Total Assets                                       $       357,349

                LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)

Liabilities:
   Current Liabilities:
    Accounts payable                                        $       323,661
    Accrued liabilities                                              29,635
    Shareholder loan - Note 4                                        41,130
                       Total Current Liabilities                    394,426

                            Total Liabilities                       394,426

Stockholders' Equity/(Deficit): - Note 5
  Preferred stock -- 5,000,000 shares authorized, $.001
  par value; no shares issued or outstanding
  Common stock -- 15,000,000 shares authorized, $.001 par value;
  8,000,000 shares issued and outstanding                             8,000
  Additional paid-in capital                                        101,312
  Accumulated deficit                                              (146,389)
       Total Stockholders' Equity/(Deficit)                         (37,077)
       Total Liabilities and Stockholders' Equity/(Deficit) $       357,349

          See accompanying notes to financial statements.

                      COMPUTER AUTOMATION SYSTEMS, INC.

                                   Formerly
                   Computer Automation Systems, Inc. Texas
                     Consolidated Statement of Operations
 For the Period from Inception (February 13, 1998) through December 31, 1998



                                                                 1998

Revenues                                                    $       922,708

Cost of Sales                                                       651,630

Gross Profit                                                        271,078

General and Administrative Expenses                                 268,656

Research and Development Expense                                    214,945

Loss from Operations                                               (212,523)

Other Income/Expense                                                     -0-

                Loss Before Income Taxes                           (212,523)


Current Year Income Taxes Provision/(Benefit)                       (66,134)


Net Loss                                                    $      (146,389)

Loss Per Share                                              $          (.02)


Weighted Average Shares Outstanding                               7,127,273


               See accompanying notes to financial statements.

                      COMPUTER AUTOMATION SYSTEMS, INC.
                                   Formerly
                   Computer Automation Systems, Inc. Texas
           Consolidated Statement of Stockholders' Equity/(Deficit)
 For the Period from Inception (February 13, 1998) through December 31, 1998


                                       Additional                     Total
                   Number of  Common   Paid-in   Accumulated    Stockholders
                    Shares     Stock    Capital    Deficit    Equity/(Deficit)

Initial capital
investment
February 13, 1998
(Texas
corporation)             1,000    1,000                               1,000

Plan of
Reorganization,
stock for service    1,411,500      412     7,900                     8,312

Shares issued in
reverse merger
with ISM             6,400,000    6,400    (6,400)                       -0-

Shares issued to
consultants for
cash                   187,500      188    99,812                   100,000

Net loss for the
year ended
December 31, 1998                                    (146,389)     (146,389)

Balance,
December 31, 1998    8,000,000 $  8,000 $ 101,312 $  (146,389) $    (37,077)



          See accompanying notes to financial statements.

                      COMPUTER AUTOMATION SYSTEMS, INC.

                                   Formerly
                   Computer Automation Systems, Inc. Texas
                     Consolidated Statement of Cash Flows
 For the Period from Inception (February 13, 1998) through December 31, 1998

Cash Flows Provided by/(Used for) Operating Activities              1998
Net Loss                                                    $   (146,389)
Adjustments to reconcile net income to net cash provided by
operating activities:
   Depreciation and amortization                                   9,808
   Issued stock for services in reorganization                     8,312
   Organization costs                                             (3,533)
   Increase in accounts and other receivables                   (216,241)
   Increase in inventory                                          (8,848)
   Increase in deferred taxes                                    (66,134)
   Increase in accounts payable                                  323,660
   Increase in current liabilities                                29,637
     Net Cash Provided by/(Used for) Operating  Activities       (69,728)

Cash Flows Used for Investing Activities
  Purchases of property and equipment                            (56,323)
       Net Cash Used for Investing Activities                    (56,323)

Cash Flows Provided by Financing Activities
  Issuance of stock for cash                                     101,000
  Principal loan from shareholder                                 41,130
        Net Cash Provided by Financing Activities                142,130

                   Net Increase in Cash                           16,079


Beginning Cash Balance                                                -0-
Ending Cash Balance                                         $     16,079

Supplemental Disclosure Information:
  Cash paid during the year for interest                    $         -0-
  Cash paid during the year for income taxes                         100

               See accompanying notes to financial statements.
                      COMPUTER AUTOMATION SYSTEMS, INC.
                                   Formerly
                   Computer Automation Systems, Inc. Texas
                        Notes to Financial Statements
                              December 31, 1998



NOTE 1    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          (a)  Organization

          Intercontinental Strategic Minerals, Inc. ("ISM" or the "Company") was incorporated in the State of Utah on July 16, 1981. The Company was formed for the primary purpose of acquiring and investing in mining properties. The Company was not successful in its endeavors and ceased operations in or before 1983 when all assets and liabilities were liquidated. The Company was then dormant until it merged with and became Intercontinental Strategic Minerals, Inc., a Nevada corporation formed for the purpose of changing the domicile to Nevada, in March, 1998. On July 28, 1998 the Company acquired all of the outstanding common stock of Computer Automation Systems, Inc. ("CASI"), pursuant to an Agreement and Plan of Reorganization. Computer Automation Systems, Inc. was a startup, Texas corporation incorporated on February 13, 1998 for the purpose of designing and manufacturing custom rack mount and industrial computer applications for the telecom and other high tech industries. Subsequent to the Agreement and Plan of Reorganization, the name of Intercontinental Strategic Minerals, Inc. was changed to Computer Automation Systems, Inc.

          Pursuant to The Agreement and Plan of Reorganization, ISM issued 6,400,000 shares to CASI's shareholders. At the time of said issuance, ISM had 1,600,000 shares outstanding. Immediately after this issuance, CASI's shareholders owned 6,400,000 of the total outstanding of 8,000,000 shares, or 80%.

          The consolidated financial statements of CASI and its subsidiary (CASI-Texas) include the accounts of the Company and its subsidiary. All significant intercompany transactions have been eliminated. The financial statements of the Company have been prepared in accordance with generally accepted accounting principles. The following summarizes the more significant of such policies:

          (b)  Income Taxes

          Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109 [the Statement], Accounting for Income Taxes. The Statement requires an asset and liability approach for financial accounting and reporting for income taxes, and the recognition of deferred tax assets and liabilities for the temporary differences between the financial reporting bases and tax bases of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled.

NOTE 1    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          [continued]

          (c)  Net Loss Per Common Share

          In accordance with Financial Accounting Standards No. 128, "Earnings Per Share," basic loss per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share is computed using weighted average number of common shares plus dilutive common share equivalents outstanding during the period using the treasury stock method. Common stock equivalents were not included in the computation of loss per share for the periods presented because there were none issued until April, 1999 and their inclusion is antidilutive.

          (d)  Statement of Cash Flows

          For purposes of the statements of cash flows, the Company considers cash and cash equivalents as deposits in commercial banks. The Company had $16,079 cash at December 31, 1998.

          (e)  Use of Estimates in Preparation of Financial Statements

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          (f)  Property and Equipment

          Property and equipment are stated at cost. Depreciation is provided using the straight-line basis over the useful lives of the related assets. Expenditures for maintenance and repairs are charged to expense as incurred.

          (g)  Inventory

          Inventory consists of component parts and supplies valued at the lower of cost or market (net realizable value) using the first-in, first-out (FIFO) method.

          (h)  Revenue Recognition

          Revenue is recognized when earned. For products which the Company designs and engineers or manufactures, revenue is recognized when products are shipped. Revenue is recognized for services such as custom design, configuration, and programing, when provided to customers.

NOTE 2    REORGANIZATION

          On July 28, 1998, CASI entered into an agreement and plan of reorganization with ISM, wherein the owners of CASI exchanged all of their common stock outstanding for 6,400,000 shares of ISM.

          Immediately subsequent to the exchange, CASI's shareholders held approximately 80% of the outstanding shares of ISM. The Company continues its operations in the ISM structure but has changed the name of Intercontinental Strategic Minerals, Inc. to Computer Automation Systems, Inc.. The transaction was a "reverse" acquisition on a purchase basis. The parent company currently has principally no operations nor activity outside the subsidiary.

NOTE 3    INCOME TAXES

          The Company adopted the provisions of Statement of Financial Accounting Standards No. 109 [the Statement], Accounting for Income Taxes, as of January 1, 1993. The tax effects of temporary differences that give rise to significant portions of the deferred tax asset at December 31, 1998 are summarized below.


               Deferred tax assets              Balance      Tax   Rate

                Allowance for bad debt          $11,997   $3,719    31%

                Loss carryforward(expires 2014) 200,525   62,415    31%

                Valuation allowance                           -0-

                  Deferred tax asset                     $66,134

          A valuation allowance is required if it is more likely than not that some or all of the deferred tax assets will be realized. The Company has established a valuation allowance of $0 based on unaudited, positive operating results through June 1999 and anticipated additional contracts currently being negotiated.

NOTE 4    RELATED-PARTY TRANSACTIONS

          The Company has a Cooperation Agreement with an entity controlled by former directors and shareholders of the Company. The agreement provides for sharing complimentary resources in the engineering, manufacturing, and support of industrial computers. Pricing is negotiated with each order as submitted. The related party balance due as of December 31, 1998 was $6,020 for rent.

          A shareholder advanced funds to the Company for the purchase of testing equipment and for operating expenses throughout the year. The balance due to this shareholder as of December 31, 1998 is $41,048, is non-interest bearing, and is payable on demand.

NOTE 5    COMMON STOCK

          On February 13, 1998, Computer Automation Systems, Inc Texas incorporated and recorded an initial investment of $1,000 for 1,000 shares of $0.00 par, common stock. The Company acquired assets and operated until July when it combined with ISM. The book value of net assets of CASI on 7/28/99 was approximately $282,000 (which approximates market value of cash an equipment less related liabilities).

          As a result of the reorganization with ISM, the Company's capital structure consists of 15,000,000 shares of authorized common voting stock having a par value of one mill ($.001) per share. Preferred shares authorized are 5,000,000 having a par value of one mill ($.001) per share. Prior to reorganization, ISM had 1,412,500 shares of common stock issued and outstanding. As part of the reorganization, the Company issued 187,500 unregistered shares to four consultants for $100,000 cash and 6,400,000 common shares to officers and directors of CASI for 100% of the previously outstanding securities of CASI Texas(See Note 2), thus bringing total issued and outstanding common stock to 8,000,000 shares.

NOTE 6    PROPERTY AND EQUIPMENT

          The major classes of assets as of the balance sheet date are as follows:


                                               Accumulated
             Asset Class              Cost     Depreciation    Method/Life

           Testing & Manufacturing
           Equip                    $ 51,372   $    (8,446)     SL/5 or 7

           Office Equipment            4,951          (773)     SL/5 or 7

              Total                  $56,323       ($9,219)

Current year depreciation expense was $9,219.


NOTE 7    OFFICE LEASE\SUBSEQUENT EVENT

          In 1998 the Company entered into an operating lease with a related party for its facilities. The lease agreement provides for rents of $1,505 to be paid on a month-to-month basis.. Total rent expense for 1998 on this facility was $6,020 and was accrued as of December 31, 1998, but was not paid until May 1999. The Company is in the process of negotiating an operating lease for additional storage and office space. Anticipated monthly rental is $700 for a twelve month contract.

NOTE 8    SUBSEQUENT EVENT

          The Board of Directors, effective April 6, 1999, resolved to offer 333,334 Units pursuant to Rule 504 of the Securities and Exchange Commission at a price of $0.75 per Unit. Each Unit being comprised of one share of the Company's common stock, $0.001 par value per share, and one common share purchase warrant entitling the holder thereof, for a period of twelve months, to purchase 2.25 additional shares of common stock at a purchase price of $1.00 per share. Through June, 1999, the Company has collected approximately $215,000 from this offering. None of the warrants have been exercised.

NOTE 9    ACCOUNTS RECEIVABLE

          The Company has sold customer accounts receivable of approximately $580,000 to a financing institution with recourse. Activity has been limited to one customer and one buyer within the Dallas/Fort Worth metropolitan area. The buyer retains portions of the amounts for which contracts were sold as reserves, which are released to the Company as the customer makes payment. In the event of default, the Company has granted a first priority interest in all accounts receivable and inventory proceeds. The balance outstanding under recourse contracts was approximately $38,714, at December 31, 1998.

NOTE 10    OTHER ASSETS

          Other assets consist of organization costs incurred. Total expenditures were $3,533 and are being amortized over 60 months on a straight-line basis. Amortization for the 1998 was $589. Statement of Position 98-5, Reporting on the Costs of Start-Up Activities, requires start-up costs to be expensed as incurred and is applicable for fiscal years beginning after December 15, 1998. The Company will adopt this SOP for 1999 and will report any adjustments as the cumulative effect of a change in accounting principle as appropriate.

NOTE 11   SIGNIFICANT CONCENTRATION OF BUSINESS VOLUME RISK

          Of the total revenue for 1998 of $922,708, approximately $619,000 or 67% was from a single customer. Accordingly, in the event that this customer decreases or ceases its activities with the Company, business volume would be significantly affected.

                      Computer Automation Systems, Inc.
                                Balance Sheet
                           As of September 30, 1999

                                                                 Sep 30, '99

   ASSETS
     Current Assets
       Checking/Savings
         WELLS FARGO BANK                                         279,046.23
       Total Checking/Savings                                     279,046.23

       Accounts Receivable
         1200 Accounts Receivable                                 642,090.65
       Total Accounts Receivable                                  642,090.65

       Other Current Assets
         Allowance For Bad Debts                                  -11,997.13
         Deferred Tax Asset                                        66,134.00
         Deposits                                                     500.00
         1120 Inventory Asset                                     114,911.51
         1201 Employee Receivables                                 28,624.31
         1500 KBK Reserve Chargeback                              106,946.35
         1501 Allow on KBK Reserve                                -50,102.35
       Total Other Current Assets                                 255,016.69

     Total Current Assets                                       1,176,153.57

     Fixed Assets
       1600 Office Equipment                                        7,903.45
       1610 Testing & Manufacturing Equip                          51,655.90
       1700 Accum Depr - Office Equip                              -1,942.00
       1710 Accum Depr - Test/Mfg Equip                           -21,139.00
     Total Fixed Assets                                            36,478.35

   TOTAL ASSETS                                                 1,212,631.92

   LIABILITIES & EQUITY
     Liabilities
       Current Liabilities
         Accounts Payable
           2000 Accounts Payable                                  474,296.76
         Total Accounts Payable                                   474,296.76

         Other Current Liabilities
           Accrued Income Taxes                                    80,000.00
           2001 Due to KBK                                        158,660.00
           2100 Payroll Liabilities                                 6,368.64
         Total Other Current Liabilities                          245,028.64

       Total Current Liabilities                                  719,325.40

     Total Liabilities                                            719,325.40

     Equity
       Common Stock                                                92,465.00
       Paid In Capital                                            231,312.00
       3900 Retained Earnings                                    -146,388.13
       Net Income                                                 315,917.65
     Total Equity                                                 493,306.52

   TOTAL LIABILITIES & EQUITY                                   1,212,631.92

                      Computer Automation Systems, Inc.
                         Quarterly Income Statement
   ($ in 1,000's)     July 2 through September 30, 1999

                             Jul 2 - Sep. '99   Jul 2 - Sep '98  Jan - Sep '99

     Ordinary Income/Expense
        Income
          AGR                       0             (0)               0
          KBK Discounts           (45)             0             (175)
          MISC INCOME              (0)             1                0
          OTHER                     0             (3)               0
          PARTS                     1             (0)               0
          RACKMOUNT                 1             26                0
          REPAIRS& SERVICE CA      25              5               62
          SUN                   1,321             43            2,571
        Total Income            1,302             73            2,458

        Cost of Goods Sold
          Cost of Goods Sold      829             55            1,553
        Total COGS                829             55            1,553

       Gross Profit               473             18              905

        Expense
          ADVERTISING               4              5               16
          AUTO EXPENSES             2              0                3
          Bank Charges              0              0                1
          Company Vehicle Expense   0              0                2
          CONTRACTED SERVICES       1             45                5
          Depreciation Expense      5              0               14
          Donation                  1              0                1
          Interest Expense          0              0                0
          Legal & Accounting       17              4               32
          MISC EXPENSE              0              0                1
          OFFICE SUPPLIES           2              0                4
          Outside Services         66              0              108
          POSTAGE                   0              0                1
          RENT                      6              0               18
          REPAIRS & MAINTENANCE     1              0                1
          TELEPHONE                 3              2                9
          TRAVEL & ENTERTAINMENT    4              0                8
          6560  Payroll Expenses   68              0              206
        Total Expense             178             56              431

     Net Ordinary Income          294            (38)             474

     Other Income/Expense
       Other Expense
        Amortization                3              0                3
        Contract Services           5              0               76
        Income Taxes               80              0               80
       Total Other Expense         88              0              158

     Net Other Income             (88)             0             (158)

   Net Income                     207            (38)             316

                                  PART III

Item 1.  Index to Exhibits.
---------------------------

          The following exhibits are filed as a part of this Registration
Statement:


Item 2. Description of Exhibits.
--------------------------------

Exhibit
Number      Description*
------      ------------

3.1       Initial Articles of Incorporation filed in the State of Utah.**

3.2       Initial Articles of Incorporation filed in the State of Nevada.**

3.3 Articles of Merger to change the Company's domicile filed in the State of Utah and Nevada and effecting a one for 20 reverse split of the outstanding securities of the Company.**

3.4 Certificate of Amendment changing the name of the Company to "Computer Automation Systems, Inc." in the State of Nevada.**

3.5       By-Laws**

10.1 Agreement and Plan of Reorganization with CASI Texas, with exhibits.**

10.2 Purchase Agreement with Alcatel Network Systems, Inc., with attachments

11        Calculation of Weighted Average Shares**

21        Subsidiaries**

27        Financial Data Schedule.**


          * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

          ** These documents and related exhibits have been previously filed with the Securities and Exchange
               Commission and are incorporated herein by reference.



                              SIGNATURES

          In accordance with Section 12 of the Securities
Exchange Act of 1934, the Registrant has caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         COMPUTER AUTOMATION SYSTEMS, INC.


Date: 1-31-00                            By/s/Michael E. Cherry
     -----------                            -------------------------
                                            Michael E. Cherry, Chief
                                            Executive Officer and Director


Date: 1/28/00                            By/s/William T. Criswell
     ------------                           ------------------------
                                            William T. Criswell, Director


Date: 1-31-2000                          By/s/Chris Poinsatte
     ------------                           ------------------------
                                            Chris Poinsatte, Director and
                                            Chief Financial Officer


Date: 28 Jan 00                          By/s/Frank Neukomm
     ------------                           ------------------------
                                            Frank Neukomm, Director


Date: 1-31-2000                          By/s/Sylvia McCollum
     ------------                           ------------------------
                                            Sylvia McCollum, Director


Date: 1-31-2000                          By/s/Connie Cherry
     ------------                           ------------------------
                                            Connie Cherry, Director